

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Via E-mail
Lisa Washington
Chief Legal Officer
Atlas Energy, L.P.
1845 Walnut Street, 10th Floor
Philadelphia, Pennsylvania 19103

Re: **Atlas Resource Partners, L.P.**
        Registration Statement on Form 10
        Filed October 17, 2011
        File No. 1-35317

Dear Ms. Washington:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10

General

1.   References in this letter to your document or filing include the Form 10 or the information statement filed as exhibit 99.1, as appropriate. Page references and captions are to the information statement, unless the context requires otherwise.

2.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

3.   If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

4.   We note that you have not provided certain of your exhibits. Please submit all material exhibits in a timely manner in order to facilitate our review of your filing. We may have further comment upon our review.

5.   Where you use defined terms in your filing, please provide a definition of each such term in the location of first use.

6.   Please ensure that you provide updated information with each amendment. For example, and without limitation, we note your statement at page 15 that Atlas Energy's general partner's board has "preliminarily approved the transfer" of certain of Atlas Energy's businesses. Similarly, please provide updated information with respect to your credit facility that you reference at page 15, and file such agreement as an exhibit to your filing.

7.   We note that it does not appear that you intend to obtain a vote of the unitholders of Atlas Energy, L.P. to approve the separation and its material terms. With a view toward disclosure, please tell us why such approval is not required.

8.   We note that you are not registering the distribution of the registrant's units to the unitholders of Atlas Energy, L.P. If you intend to rely on Staff Legal Bulletin No. 4, please provide a detailed written analysis with respect to your eligibility to rely on such staff interpretation. Please ensure that your response includes, without limitation, an analysis regarding how the distribution will be pro rata to the unitholders of Atlas Energy, L.P.

9.   Where you provide cross references to other sections of your filing, please provide relevant page numbers.

10.   We will issue under separate cover any comments resulting from our review of your confidential treatment request filed on October 18, 2011. Please note that we will not be in a position to complete our review of your registration statement until all open issues, including those relating to your confidential treatment request, have been resolved.

11.   Please update the financial statements and related disclosures of your predecessor, Atlas Energy E&P Operations to comply with Rule 3-12 of Regulation S-X.

12.   We note that you receive an additional interest, typically 5% to 10%, in each partnership for operating the wells and managing the general partner for which you do not make any additional capital contribution. Please tell us how you account for this type of transaction in your financial statements. In doing to, please provide the related journal entries and clarify if you record income associated with this type of transaction as well as whether you may receive cash in lieu of the additional interests.

13.   Please furnish to us the petroleum engineering reserve reports you used as the basis for your proved reserves disclosures. We are continuing our engineering examination.

        Please include prepaid return shipping packaging and direct these engineering items to:

        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC 20549-4628
        Attn: Ronald M. Winfrey

Industry and Market Data, page ii

14.   We note your statement at page ii that you have not independently verified information and statistics used in your filing, and "do not guarantee the accuracy and completeness" of such information. Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise.   Please revise this statement or remove the related disclosures.

Information Statement Summary, page 9

Risks, page 13

15.   We note your statement at page 14 that you "would not have generated sufficient available cash on a pro forma basis….for the twelve months ended June 30, 2011" and your related disclosure at page 89. Please revise your disclosure to provide similar guidance for the period ended September 30, 2011.

Separation and Distribution, page 15

16.   Please clarify your reference to the creation of "an acquisition currency in the form of units."

Agreement to Be Bound by Partnership…, page 20

17.   We note your statement at page 20 beginning "[b]y purchasing a common unit…." However, it does not appear that the unitholders will be purchasing units in connection with this transaction. Please revise or advise.

Limited Call Right, page 20

18.   We note your disclosure at page 47 that your general partner will have the right to exercise the limited call right upon completion of the separation and the distribution. Please disclose this information in your Information Statement Summary.

Risk Factors, page 26

Certain of the officers and directors of our general partner…, page 55

19.   Please identify in this risk factor the directors and officers of your general partner that may have positions with Atlas Energy or its general partner.

Forward-Looking Statements, page 56

20.   We note your statement at page 57 that you undertake no obligation to publicly release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. Please clarify that you will provide any such revisions that are required by law.

The Separation and Distribution, page 58

General

21.   Please revise your disclosure to briefly explain how the financial terms of the distribution and separation were determined.

Reasons for the Separation and Distribution, page 58

22.   Please revise to discuss why you chose a master limited partnership structure and why specifically Atlas Energy chose to add the partnership management business to Atlas Resources.

Estimated cash available for distribution, page 83

23.   We note that your estimated Adjusted EBITDA for the twelve months ended December
        31, 2012 is comprised of $59.5 million from production margins and $46 million of
        margin from partnership management. Please tell us how you considered providing a
        calculation of estimated Adjusted EBITDA to include specific operating revenues and
        related expenses which would enable a comparative discussion to the historical financial
        statements of Atlas Energy E&P Operations and the pro forma financial statements of
        Atlas Resource Partners, L.P.

Gas and oil production key assumptions, page 84

24.   We note that you have provided forecasted volumes and prices for the twelve months
        ended December 31, 2012. Please tell us how you considered providing historical
        volumes and prices and a related comparative discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
95

Results of Operations, page 98

25.   Please expand your results of operations discussion to provide greater insight into the
        underlying reasons for variances, and guidance on whether or not the results of operations
        are indicative of expected future results. The objective should be to provide information
        about the quality and potential variability of earnings and cash flow, so readers can
        ascertain the likelihood that past performance is indicative of future performance. For
        example, and without limitation, please disclose why you experienced lower production
        volumes in the six months ended June 30, 2011, and in the year ended December 31,
        2010. Similarly, please disclose why you had an increase in gas revenues allocated to the
        investor partners for the year ended December 31, 2010.

Cash Flows—Year Ended December 31, 2010 Compared with Year Ended December 31, 2009,
page 110

26.   We note your disclosure that the unfavorable movement in working capital for the year
        ended December 31, 2010 was principally due to a decrease in drilling partnership capital
        raised of $204.1 million from the year ended December 31, 2009 to $149.3 million for
        the year ended December 31, 2010. Please reconcile the $204.1 million of drilling
        partnership capital raised during the year ended December 31, 2009 to the disclosure on
        page 123 which indicates an amount of $353.4. In addition, please tell us how you
        considered classifying the cash received from drilling partnerships as restricted cash.
        Refer to Item 5-02.1 of Regulation S-X.

Capital Requirements, page 111

27.   We note your disclosure that capital expenditures decreased during the year ended
       December 31, 2010 due to a decrease in investments in the drilling partnerships, partially
       offset by an increase in gathering and processing costs. Please provide analysis
       explaining the underlying reasons for the fluctuations in capital expenditures.

Critical Accounting Policies and Estimates, page 113

28.   We note that you have recorded oil and gas impairment charges in recent prior periods.
       In view of this, tell us whether you have oil and gas properties and goodwill for which
       fair value is not substantially in excess of carrying value. If so, provide the following
       disclosure:

       •   Percentage by which fair value exceeded carrying value as of the date of the most
            recent test;

       •   Description of the methods and key assumptions used and how the key assumptions
            were determined;

       •   Discussion of the degree of uncertainty associated with the key assumptions. The
            discussion regarding uncertainty should provide specifics to the extent possible (e.g.,
            the valuation model assumes recovery from a business downturn within a defined
            period of time); and

       •   Description of potential events and/or changes in circumstances that could reasonably
            be expected to negatively affect the key assumptions.

       •   We believe such disclosure is required by S-K 303(a)(3)(ii), which requires a
            description of a known uncertainty. Additional guidance on this concept is included
            in Section V of Interpretive Release No. 33-8350, which states that under the existing
            MD&A disclosure requirements, a company should address material implications of
            uncertainties associated with the methods, assumptions and estimates underlying the
            company's critical accounting measurements.

Business, page 117

Partnership Management Business, page 123

29.   We note your disclosure that part of your business consists of partnership management,
       which includes equity interests in 98 investment partnerships. If material, please revise
       your disclosure to identify any such investment partnerships that account for a significant
       portion of your revenue and cash flow.

Natural Gas and Oil Leases, page 124

30.   Please tell us and disclose your expectations for continued increases in proved reserves
        from extensions and discoveries given your historical successes. In doing so, please
        compare and contrast your expectations of exploiting existing undeveloped acreage with
        actual results of recently developed acreage.

Employees, page 134

31.   We note your disclosure that some of the officers of your general partner may spend a
        "substantial" amount of time managing the business and affairs of other companies.
        Please revise to identify these officers and to quantify the amount of time each officer
        will devote to your business.

Management, page 135

32.   For each director, please revise your disclosure to briefly discuss the specific experience,
        qualifications, attributes or skills that led to the conclusion that the person should serve as
        a director for your general partner. See Item 401(e) of Regulation S-K.

Executive Compensation, page 140

33.   Please provide disclosure contemplated by Item 402 of Regulation S-K regarding the
        compensation of the officers and directors of your general partner, or tell us why you do
        not believe that such disclosure is required.

Certain Relationships and Related Transactions, page 146

34.   Please ensure that, for each related party transaction, you have provided all the
        information required by Item 404 of Regulation S-K. In this regard, we note your
        disclosure at page 109 that historically your primary sources of liquidity included
        advances from Atlas Energy.

35.   We note your disclosure that you will reimburse your general partner and its affiliates,
        including Atlas Energy, for expenses they incur in managing your operations and for an
        allocation of the compensation paid to the executive officers of its general partner, based
        upon an estimate of the time spent by such persons on activities for you. Please revise to
        clarify, if true, that there is no aggregate limit on such payments.

Certain U.S. Federal Income Tax Consequences, page 174

36.   We note that you have assumed for the purposes of your disclosure that Atlas Energy is, and the registrant will be, treated as partnerships for U.S. federal income tax purposes. With a view toward disclosure, please tell us whether Atlas Energy is presently treated as a partnership, and whether you believe that the registrant will be treated as a partnership.

37.   We also note your reference to the special tax rules and materially adverse consequences that could result to unitholders if Atlas Energy were taxable as a corporation for U.S. federal income tax purposes or if a unitholder of Atlas Energy were to receive your common units in the distribution other than in such unitholder's capacity as a partner of Atlas Energy for U.S. federal income tax purposes. Please ensure that you have disclosed all related tax consequences and risks that are material.

38.   Instead of including statements in this section such as "while not free from doubt," "generally" or other similar language, please revise your disclosure to clarify why there may be uncertainty with respect to each material tax consequence, as applicable, and to describe the resulting tax consequences that are material. In addition, please add risk factor disclosure regarding any material risks.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-18

Principles of Consolidation and Combination, page F-18

39.   We note your disclosure that the predecessor's historical financial results do not include general and administrative expense for periods prior to February 17, 2011, the date of acquisition of your principal assets and liabilities by Atlas Energy from Old Atlas. Further, you disclose Old Atlas was unable to identify and allocate such amounts to the Transferred Business because it was not managed as a separate business segment and did not have identifiable labor and other ancillary costs. Please describe the efforts taken to determine an allocation of such expenses to the historical financial statements of the predecessor. Refer to SAB Topics 1:B1 and 1:B2.

 Revenue Recognition, page F-23

40.   We note your disclosure that your sales contracts are based on pricing provisions that are tied to a market index. Please clarify if such sales contracts contain an embedded derivative (*i.e.*, the price settlement mechanism that is settled after the time of delivery) that is required to be bifurcated from the host contract. A similar concern exists where you pay an additional amount equal to the excess of the gathering fees collected from the

investment partnerships up to an amount equal to approximately 16% of the realized natural gas sales. Refer to ASC 815.

Note 11 Supplemental Oil and Gas Information (Unaudited), page F-34

41.   We note your disclosure in footnote (1) that a significant increase in proved undeveloped reserves is due to the addition of proved undeveloped reserves for Marcellus wells. Please clarify how you are able to increase proved reserves each year in light of your disclosure on page 124 that you drilled one exploratory well during the year ended December 31, 2010, and none during the years ended December 31, 2009 and 2008. In addition, please provide the disclosures required by Item 1203 of Regulation S-K.

42.   Please specify why your gas reserves had a negative revision for the year ended December 31, 2010.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        David K. Lam
        Wachtell, Lipton, Rosen & Katz